UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024.
Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  □  Form 40-F ⊠
EXPLANATORY NOTE

Cybin Inc. (the "Company") is filing this Amendment No. 1 on Form 6-K/A (the "Amendment") solely to incorporate by reference Exhibits 99.1 and 99.2 to this Amendment into the Company's Registration Statement on Form F-10 (File No. 333-276333). Except as set forth herein, the remainder of the version originally filed with the Securities and Exchange Commission on February 14, 2024 remains unchanged.
INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Amendment of the Company are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-272706) and the Registration Statement on Form F-10 (File No. 333-276333) of the Company, as amended or supplemented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
February 15, 2024	(Registrant)

	By:	/s/ Doug Drysdale
	Name:	Doug Drysdale
	Title:	Chief Executive Officer

EXHIBIT INDEX

99.1*	Interim Consolidated Financial Statements for the nine months ended December 31, 2023
99.2*	Management’s Discussion and Analysis for the nine months ended December 31, 2023
99.3*	Certification of Interim Filings by CEO dated February 14, 2024
99.4*	Certification of Interim Filings by CFO dated February 14, 2024
99.5*	News Release dated February 14, 2024
*	Previously filed.